

May 28, 2026

Dwight Egan
President and Chief Executive Officer
Co-Diagnostics, Inc.
2401 S. Foothill Drive
Salt Lake City, Utah 84109

   Re: Co-Diagnostics, Inc.
   Draft Registration Statement on Form S-3
   Submitted May 22, 2026
   CIK No. 0001692415

Dear Dwight Egan:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Conlon Danberg at 202-551-4466 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Industrial Applications and Services

cc: Daniel P. Lyman, Esq.